UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

LPL Investment Holdings Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS Hellman & Friedman LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		34,210,185.1

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,210,185.1

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,210,185.1

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Item 4 and Item 8

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	36.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* The calculation of the foregoing percentage is based on 94,214,762 shares of common stock, par value $0.001 per share (“Common Stock”), of LPL Investment Holdings Inc. (the “Issuer”) outstanding as of December 31, 2009, as indicated by the Issuer.

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS Hellman & Friedman Investors V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		34,193,080

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,193,080

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,193,080

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Item 4 and Item 8

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	36.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* The calculation of the foregoing percentage is based on 94,214,762 shares of Common Stock outstanding as of December 31, 2009, as indicated by the Issuer.

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS Hellman & Friedman Capital Partners V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		30,077,594.7

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,077,594.7

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,077,594.7

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Item 4 and Item 8

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	31.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* The calculation of the foregoing percentage is based on 94,214,762 shares of Common Stock outstanding as of December 31, 2009, as indicated by the Issuer.

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS Hellman & Friedman Capital Partners V (Parallel), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,115,485.3

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,115,485.3

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,115,485.3

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Item 4 and Item 8

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* The calculation of the foregoing percentage is based on 94,214,762 shares of Common Stock outstanding as of December 31, 2009, as indicated by the Issuer.

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS Hellman & Friedman Capital Associates V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		17,105.1

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,105.1

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,105.1

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Item 4 and Item 8

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* The calculation of the foregoing percentage is based on 94,214,762 shares of Common Stock outstanding as of December 31, 2009, as indicated by the Issuer.

STATEMENT ON SCHEDULE 13G
Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.001 per share (“Common Stock”), of LPL Investment Holdings Inc. (the “Issuer”).

Item 1.
(a)	Name of Issuer:

LPL Investment Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Beacon Street, Floor 22 Boston, Massachusetts 02108

Item 2.
(a)	Name of Person Filing:

Hellman & Friedman LLC
Hellman & Friedman Investors V, L.P.
Hellman & Friedman Capital Partners V, L.P.
Hellman & Friedman Capital Partners V (Parallel), L.P.
Hellman & Friedman Capital Associates V, L.P.

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

c/o Hellman & Friedman LLC One Maritime Plaza, 12th Floor San Francisco, CA 94111

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common stock, $0.001 par value per share.

(e)	CUSIP Number:
Not Applicable.

Item 3.
Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned:

Pursuant to Rule 13d-3 under the Act: (i) Hellman & Friedman Capital Partners V, L.P. (“HFCP V”) may be deemed to beneficially own the 30,077,594.7 shares of Common Stock that it holds, representing approximately 31.9% of the Common Stock outstanding; (ii) Hellman & Friedman Capital Partners V (Parallel), L.P. (“HFCP V Parallel”) may be deemed to beneficially own the 4,115,485.3 shares of Common Stock that it holds, representing approximately 4.4% of the Common Stock outstanding; (iii) Hellman & Friedman Capital Associates V, L.P. (“Associates V”, together with HFCP V and HFCP V Parallel, the “H&F Entities”) may be deemed to beneficially own the 17,105.1 shares of Common Stock that it holds, representing approximately 0.0% of the Common Stock outstanding; (iv) in its capacity as the sole general partner of HFCP V and HFCP V Parallel, Hellman & Friedman Investors V, L.P. (“Investors V”) may be deemed to beneficially own an aggregate of 34,193,080 shares of Common Stock, representing approximately 36.3% of the Common Stock outstanding; and (v) in its capacity as the sole general partner of Investors V and Associates V, Hellman & Friedman LLC (“H&F LLC”) may be deemed to beneficially own an aggregate of 34,210,185.1 shares of Common Stock, representing approximately 36.3% of the Common Stock outstanding.

The five member investment committee of H&F LLC has power to vote or to direct the vote of, and to dispose or to direct the disposition of, the securities that are held by the H&F Entities. The members of the investment committee of H&F LLC are F. Warren Hellman, Brian M. Powers, Philip U. Hammarskjold, Patrick J. Healy and Thomas F. Steyer; provided, however, that Mr. Steyer has no authority or voting rights with respect to investment committee decisions relating to the securities reported. Each member of the investment committee of H&F LLC disclaims beneficial ownership of the reported securities held by the H&F Entities, except to the extent of their respective pecuniary interest therein, if any.

(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote
See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of
See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of
See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
The H&F Entities are parties to a Stockholders Agreement, dated as of December 28, 2005, among themselves, LPL Holdings, Inc., TPG Partners IV, L.P. (“TPG”), BD Investment Holdings Inc. and certain other stockholders named therein (as amended on June 1, 2008, the “Stockholders Agreement”).
The Stockholders Agreement provides that the H&F Entities and TPG are each currently entitled to designate up to two members of the Issuer’s board of directors and requires that the H&F Entities and TPG each vote their respective shares of Common Stock in favor of such designees. In addition, the H&F Entities and TPG are currently entitled to jointly designate one independent member to the Issuer’s board of directors, subject to certain conditions. The Stockholders Agreement also contains provisions restricting the transfer by the parties thereto of the Issuer’s securities owned by such parties and provides each of the H&F Entities and TPG with registration rights and the ability to drag-along other stockholders under certain circumstances.
Given the terms of the Stockholders Agreement and based on information received from TPG, the Reporting Persons together with TPG and their affiliates may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns 68,420,370.2 shares of Common Stock, or approximately 72.6%1, of the Issuer’s outstanding Common Stock for purposes of Section 13(d)(3) of the Act. Each Reporting Person disclaims membership in any such “group” and disclaims beneficial ownership of the securities reported other than the amounts reported on such Reporting Person’s cover page included herein.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

[1]	The calculation of the foregoing percentage is based on 94,214,762 shares of Common Stock outstanding as of December 31, 2009, as indicated by the Issuer.

SIGNATURES
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated February 12, 2010

HELLMAN & FRIEDMAN LLC
By:	/s/ Philip U. Hammarskjold
	Name:	Philip U. Hammarskjold
	Title:	Managing Director

HELLMAN & FRIEDMAN INVESTORS V, L.P.
By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/s/ Philip U. Hammarskjold
	Name:	Philip U. Hammarskjold
	Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL PARTNERS V, L.P.
By:	HELLMAN & FRIEDMAN INVESTORS V, L.P., its general partner

By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/s/ Philip U. Hammarskjold
	Name:	Philip U. Hammarskjold
	Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL PARTNERS V (PARALLEL), L.P.
By:	HELLMAN & FRIEDMAN INVESTORS V, L.P., its general partner

By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/s/ Philip U. Hammarskjold
	Name:	Philip U. Hammarskjold
	Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL ASSOCIATES V, L.P.
By:	HELLMAN & FRIEDMAN INVESTORS V, L.P., its general partner

By:	HELLMAN & FRIEDMAN LLC, its general partner

By:	/s/ Philip U. Hammarskjold
	Name:	Philip U. Hammarskjold
	Title:	Managing Director

EXHIBITS

Exhibit
Number	Title

1	Joint Filing Agreement among Hellman & Friedman LLC, Hellman & Friedman Investors V, L.P., Hellman & Friedman Capital Partners V, L.P., Hellman & Friedman Capital Partners V (Parallel), L.P. and Hellman & Friedman Capital Associates V, L.P., as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.